Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-8) pertaining to the Amended and Restated Universal Insurance Holdings, Inc. 2009 Omnibus Incentive Plan, Employment Agreement with Bradley I. Meier and Nonqualified Stock Option Agreement with Bradley I. Meier and to the incorporation by reference therein of our reports dated March 31, 2011, with respect to the consolidated financial statements and financial statement schedule of Universal Insurance Holdings, Inc. and the effectiveness of internal control over financial reporting of Universal Insurance Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.
Chicago, IL
May 11, 2011